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03013052

SECURITIES A[...]N
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C3-6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ROYAL ALLIANCE ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
733 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BETTYANN SULLIVAN 212-551-5712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2003
WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, BETTYANN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROYAL ALLIANCE ASSOCIATES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR VICE PRESIDENT & CFO

Title

Notary Public

GREGORY M. CURLEY
Notary Public, State of New York
No. 02CU6009420
Qualified in Nassau County
Commission Expires June 29, 2002 6

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of
Royal Alliance Associates, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, changes in subordinated note and cash flows present fairly, in all material respects, the financial position of Royal Alliance Associates, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, after giving retroactive effect to the adjustment described in Note 1, present fairly, in all material respects the financial position of Royal Alliance Associates, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 22, 2003

ROYAL ALLIANCE ASSOCIATES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ROYAL ALLIANCE ASSOCIATES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of
Royal Alliance Associates, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Royal Alliance Associates, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, after giving retroactive effect to the adjustment described in Note 1, presents fairly, in all material respects the financial position of Royal Alliance Associates, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

January 22, 2003

ROYAL ALLIANCE ASSOCIATES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$19,382,239
Receivables:	
Brokers and dealers	23,530,988
Agents	8,209,647
Other	414,884
Securities owned held at clearing broker, at market value	1,773,627
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $8,034,465	3,306,504
Prepaid expenses	2,580,461
Goodwill	8,586,424
Intangible assets, less accumulated amortization of $30,400	1,546,817
Deferred income taxes	15,908,000
Current tax asset	5,458,253
Total assets	$90,697,844

LIABILITIES AND SHAREHOLDER'S EQUITY

Commissions payable	$11,469,451
Accounts payable, accrued expenses and other liabilities	8,190,364
Accounts payable to affiliated companies	3,919,259
Securities sold, not yet purchased, at market value	220,623
Total liabilities	23,799,697
Subordinated note	4,500,000
Shareholder's equity:	
Common stock, $.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding	10,000
Additional paid-in capital	10,000,830
Retained earnings	52,387,317
Total shareholder's equity	63,398,147
Total liabilities and shareholder's equity	$90,697,844

The accompanying notes are an integral part of this financial statement.

ROYAL ALLIANCE ASSOCIATES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Royal Alliance Associates, Inc. (the "Company") is a direct subsidiary of Sun Royal Holdings Corporation, which is a direct subsidiary of Saamsun Holdings Corp., which is a direct subsidiary of Anchor National Life Insurance Company, which is a direct subsidiary of SunAmerica Life Insurance Company, which is a direct subsidiary of SunAmerica Inc. (the "Parent"), which is a direct wholly-owned subsidiary of American International Group, Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent sales force (agents). The Company clears all transactions through another broker-dealer on a fully disclosed basis.

Cash and cash equivalents
For purposes of the statements of financial condition and cash flows, the Company considers all money market funds to be cash equivalents.

Securities owned and securities sold, not yet purchased
Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and valued at market.

Fair value of financial instruments
The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

Furniture, equipment, leasehold improvements and software
Furniture, equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization, which are provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to five years.

Goodwill and other intangible assets
The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 *Goodwill and Other Intangible Assets* as of January 1, 2002. This statement established new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to a business combination. Under the new standards, goodwill and intangible assets with an indefinite useful life are no longer being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets should be amortized over their useful lives. There were no changes during the year in the aggregate amount of goodwill as a result of acquisitions, impairments or disposals.

A portion of goodwill represents the excess of the purchase price of the Company paid by the Parent over the fair value of identifiable assets acquired in 1990. The remainder of goodwill represents the amounts paid to affiliates in the current and prior years at book value in connection with the transfer from such affiliates to the Company of licensed registered representatives and registered investment advisors. The amount represents the historical carrying value of goodwill established by the affiliates upon the acquisition of the predecessor organization with whom these individuals were associated.

During fiscal year 2002, the Company entered into two separate transactions for the purchase of rights, information and other assets related to agents and customers which are characterized as intangible assets. These purchases are recorded on the statement of financial condition as intangible assets. Such intangible assets are carried at cost, net of accumulated amortization. The assets are being amortized on a straight line basis over a period of six to eight years.

Income taxes
The Company is included in the consolidated federal, state and local income tax return filed by Saamsun Holdings Corp. Income taxes have been calculated as if the Company filed a separate returns.

Prior period adjustment
The Company has restated results for the years ended 2000 and 2001 through an adjustment in the amount of $793,852, net of taxes, to beginning retained earnings as a result of a correction of an error in the accounting for certain unearned revenue.

Use of estimates
The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES:

The following is a summary of the significant transactions with affiliated companies as of December 31, 2002. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company invests in a money market fund managed by an affiliate.

At December 31, 2002, the subordinated note is payable to the Parent. The note has been approved by the National Association of Securities Dealers, Inc. for inclusion in computing net capital pursuant to the Securities and Exchange Commission's net capital rule. The note bears an interest rate of 4.75%, with a maturity date of September 23, 2004. The subordinated note payable may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements governing the withdrawal of subordinated liabilities.

ROYAL ALLIANCE ASSOCIATES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2002

NOTE 3 - SECURITIES OWNED HELD AT CLEARING BROKER AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned held at clearing broker and securities sold, not yet purchased, at December 31, 2002, are summarized as follows:

	Owned	Sold, Not yet Purchased
Mutual fund shares	$ 97,508	$ --
Debt securities issued by the U.S. Treasury and other U.S. Government corporations and agencies	701,670	181,940
Debt securities issued by states of the United States and political subdivisions of the states	459,310	5,190
Corporate debt securities	515,139	33,493
	$1,773,627	$220,623

The clearing broker can rehypothecate the securities held.

NOTE 4 - FURNITURE, EQUIPMENT, LEASEHOLD IMPROVEMENTS AND SOFTWARE:

At December 31, 2002, furniture, equipment, leasehold improvements and software is composed of the following:

Computer equipment	$ 3,063,450
Computer software	5,394,811
Furniture and fixtures	324,054
Leasehold improvements	2,558,654
	11,340,969
Less - Accumulated depreciation and amortization	(8,034,465)
	$ 3,306,504

NOTE 5 - EMPLOYEE BENEFIT PLAN:

The Parent maintains a 401(k) profit-sharing plan covering substantially all of the employees of the Company. The Company's contributions to the 401(k) plan are based upon a percentage of employee contributions.

ROYAL ALLIANCE ASSOCIATES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2002

NOTE 6 - INCOME TAXES:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The significant components of the asset for Deferred Income Taxes at December 31, 2002 are as follows:

Effects of deferred compensation plan	$13,637,000
Fixed assets	1,257,000
Legal fee reserve	824,000
Other	190,000
	$15,908,000

There is no valuation allowance for the deferred tax asset because management believes it is more likely than not to be fully realizable.

The deferred compensation portion of deferred tax assets relate to the non-qualified deferred compensation plan described in Note 9. The Company will be entitled to deduct these amounts when ultimately distributed to the representatives.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

At December 31, 2002, the Company has lease commitments, principally under joint and several obligations with affiliates, for long-term non-cancelable operating leases which expire on various dates through 2007 as follows:

Year ending December 31, 2002

2003	$2,448,059
2004	2,338,538
2005	2,338,442
2006	2,338,442
2007	389,732
	$9,853,213

The Company's proportionate obligation for the remaining non-cancelable life of the lease is $5,443,000.

There are certain legal actions pending against the Company. In the opinion of management, based upon consultation with legal counsel, such actions will be resolved with no material adverse effect on the financial condition of the Company.

On November 26, 2002, the Company entered into an agreement with a third party for the transfer of certain representatives, rights, information and other assets to the Company. The consideration paid by the Company will consist of certain payments upon closing plus a series of potential additional cash payments. The Company paid approximately $764,000 on the closing date of December 13, 2002. The next cash payment is payable on March 31, 2005 based on a percentage of the 12 month qualifying revenue in year 2, less a holdback, not to exceed $2.5 million. The final cash payment is based on a percentage of the 12 month additional qualifying revenue, not to exceed $900,000, and is payable on February 28, 2006. The holdback payment will be paid out over a period of 5 years beginning on the one year anniversary of the closing date.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 9 – DEFERRED COMPENSATION

The Company has adopted the Registered Representatives' Deferred Compensation Plan (the "Plan") which is offered to eligible independent contractor registered representatives of the Company. The purpose of the Plan is to (1) attract and retain individuals to become licensed with the Company to market the financial products offered for sale by the Company and (2) assist in the representatives' long range financial planning by offering an alternative for investing monthly commission and fee payments on a tax-deferred basis. The liability for such deferred compensation and the related assets have been transferred to the Parent and, thus, are not reflected in the statement of financial condition.

NOTE 10 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, which requires maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate debit items. At December 31, 2002, the Company had net capital, as defined, of $5,558,516 which exceeded its requirement of $250,000 by $5,308,516.